Exhibit 12

UNITED STATES CELLULAR CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2005	2004
	(As Restated)	(As Restated)
	(Dollars in thousands)
EARNINGS:
Income before income taxes and minority interest	$103,613	$81,474
Add (deduct):
Earnings on equity method investments	(32,265)	(30,081)
Distributions from unconsolidated entities	27,956	7,221
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(5,300)	(5,751)
	94,004	52,863
Add fixed charges:
Consolidated interest expense	42,182	41,266
Interest portion (1/3) of consolidated rent expense	13,083	11,913
	$149,269	$106,042

FIXED CHARGES:
Consolidated interest expense	$42,182	$41,266
Interest portion (1/3) of consolidated rent expense	13,083	11,913
	$55,265	$53,179

RATIO OF EARNINGS TO FIXED CHARGES	2.70	1.99